Exhibit 6

Merus Announces 2019 Annual General Meeting of Shareholders

UTRECHT, The Netherlands, May 23, 2019 — Merus N.V. (Nasdaq: MRUS) (“Merus”, “we”, “our” or the “Company”), a clinical-stage immuno-oncology company developing Biclonics®, innovative full-length human bispecific antibody therapeutics, today announced that the 2019 Annual General Meeting of Shareholders will be held on June 12, 2019 at 1:00 pm (CEST) at the offices of NautaDutilh N.V. (address: Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands).

All relevant documents and information for the meeting, including the notice and agenda, are available in the ‘Investor Relations’ section of Merus’ website (www.merus.nl) under “Financial Information”.

About Merus N.V.

Merus is a clinical-stage immuno-oncology company developing innovative full-length human bispecific antibody therapeutics, referred to as Biclonics®. Biclonics®, which are based on the full-length IgG format, are manufactured using industry standard processes and have been observed in preclinical and clinical studies to have several of the same features of conventional human monoclonal antibodies, such as long half-life and low immunogenicity. For additional information on the company and programs, please visit Merus’ website, www.merus.nl.

Investor and Media Inquiries:

Jillian Connell

Merus N.V.

Investor Relations and Corporate Communications

617-955-4716

j.connell@merus.nl